Filed Pursuant to Rule 433
Registration Statement No. 333-162195
March 12, 2010

Deutsche Bank Contingent Capital Trust V
Final Terms and Conditions as of March 12, 2010

Issuer:	Deutsche Bank Contingent Capital Trust V
Securities:	8.05% Trust Preferred Securities
Guarantor:	Full and unconditional guarantees of Deutsche Bank AG on a subordinated basis as set forth in the preliminary prospectus supplement dated March 11, 2010
Size:	4,800,000 trust preferred securities ($120,000,000)
Overallotment Option:	Yes (15 days), 720,000 trust preferred securities ($18,000,000)
Expected Ratings:	Baa2/BBB+/A (Moody’s/S&P/Fitch)(1)
Maturity Date:	Perpetual
Capital Payments:	8.05% per annum on the liquidation preference amount of $25 per trust preferred security
Type of Distributions:
Cumulative unless and until the first day of any payment period in which Deutsche Bank AG elects to qualify any portion of the trust preferred securities as Tier 1 regulatory capital, and noncumulative with respect to such portion for the then current payment period and all subsequent payment periods. As Deutsche Bank AG will elect to so qualify 100% of the trust preferred securities on the settlement date, distributions will be noncumulative.

1st Coupon:	June 30, 2010
Payment Dates:	Quarterly on the 30th of March, June, September and December
Optional Redemption:
At issuer’s option, on any distribution date on or after June 30, 2018 in connection with redemption of underlying Class B preferred securities at $25 per trust preferred security or at any time in the event of a tax or regulatory event

Liquidation Preference Amount / Par:	$25 per trust preferred security
Trade Date:	March 12, 2010
Settle:	March 30, 2010 (T+12), a longer settlement period than is customary for similar securities.
Format:	SEC Registered
Clearing/Settlement:	DTC, including participants in Euroclear and Clearstream
Initial Public Offering Price:	$25.15 per trust preferred security
Manager:	Deutsche Bank Securities Inc.
CUSIP/ISIN:	25150L 108 / US25150L1089
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(1)
An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the trust preferred securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-866-217-9821.